SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 5)*

ZipRealty, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98974V107

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐   Rule 13d-1(b)

        ☐   Rule 13d-1(c)

                       ☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page  of 18 Pages
Exhibit Index Contained on Page 17

CUSIP NO. 98974V107	13 G	Page 2 of 18

1	NAME OF REPORTING PERSON Benchmark Capital Partners IV, L.P. (“BCP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5
SOLE VOTING POWER
2,570,121 shares, except that Benchmark Capital Management Co. IV, L.L.C. (“BCMC IV”), the general partner of BCP IV, may be deemed to have sole power to vote these shares, and Alexandre Balkanski (“Balkanski”), Bruce W. Dunlevie (“Dunlevie”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”) and Steven M. Spurlock (“Spurlock”), the members of BCMC IV, may be deemed to have shared power to vote these shares.

BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER See response to row 5.
PERSON WITH	7
SOLE DISPOSITIVE POWER
2,570,121 shares, except that BCMC IV, the general partner of BCP IV, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,570,121
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.6%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 98974V107	13 G	Page 3 of 18

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund IV, L.P. (“BFF IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5
SOLE VOTING POWER
736,923 shares, except that BCMC IV, the general partner of BFF IV, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER See response to row 5.
PERSON WITH	7
SOLE DISPOSITIVE POWER
736,923 shares, except that BCMC IV, the general partner of BFF IV, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,923
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 98974V107	13 G	Page 4 of 18

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund IV-A, L.P. (“BFF IV-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5
SOLE VOTING POWER
96,121 shares, except that BCMC IV, the general partner of BFF IV-A, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER See response to row 5.
PERSON WITH	7
SOLE DISPOSITIVE POWER
96,121 shares, except that BCMC IV, the general partner of BFF IV-A may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,121
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 98974V107	13 G	Page 5 of 18

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund IV-B, L.P. (“BFF IV-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5
SOLE VOTING POWER
28,615 shares, except that BCMC IV, the general partner of BFF IV-B, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER See response to row 5.
PERSON WITH	7
SOLE DISPOSITIVE POWER
28,615 shares, except that BCMC IV, the general partner of BFF IV-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,615
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 98974V107	13 G	Page 6 of 18

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund IV-X, L.P. (“BFF IV-X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5
SOLE VOTING POWER
200,008 shares, except that BCMC IV, the general partner of BFF IV-X, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER See response to row 5.
PERSON WITH	7
SOLE DISPOSITIVE POWER
200,008 shares, except that BCMC IV, the general partner of BFF IV-X, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,008
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 98974V107	13 G	Page 7 of 18

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5
SOLE VOTING POWER
3,837,440 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 shares are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 205,652 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER See response to row 5.
PERSON WITH	7
SOLE DISPOSITIVE POWER
3,837,440 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 shares are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 205,652 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,837,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.8%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 98974V107	13 G	Page 8 of 18

1	NAME OF REPORTING PERSON Alexandre Balkanski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 52,248 shares, all of which are directly owned by a trust, and Balkanski, as trustee of the trust, may be deemed to have sole power to vote these shares.
6
SHARED VOTING POWER
3,837,440 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 shares are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 205,652 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Balkanski, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 52,248 shares, all of which are directly owned by a trust, and Balkanski, as trustee of the trust, may be deemed to have sole power to dispose of these shares.
8
SHARED DISPOSITIVE POWER
3,837,440 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 shares are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 205,652 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Balkanski, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,889,688
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974V107	13 G	Page 9 of 18

1	NAME OF REPORTING PERSON Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
	5	SOLE VOTING POWER 130,614 shares, all of which are directly owned by a trust, and Dunlevie, as trustee of the trust, may be deemed to have sole power to vote these shares.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6
SHARED VOTING POWER
3,837,440 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 shares are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 205,652 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Dunlevie, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 130,614 shares, all of which are directly owned by a trust, and Dunlevie, as trustee of the trust, may be deemed to have sole power to dispose of these shares.
8
SHARED DISPOSITIVE POWER
3,837,440 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 shares are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 205,652 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Dunlevie, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974V107	13 G	Page 10 of 18

1	NAME OF REPORTING PERSON J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
	5	SOLE VOTING POWER 26,123 shares.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6
SHARED VOTING POWER
3,837,440 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 shares are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 205,652 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Gurley, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 26,123 shares.
8
SHARED DISPOSITIVE POWER
3,837,440 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 shares are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 205,652 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Gurley, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,863,563
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.9%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974V107	13 G	Page 11 of 18

1	NAME OF REPORTING PERSON Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
	5	SOLE VOTING POWER 130,614 shares, all of which are directly owned by a trust, and Harvey, as trustee of the trust, may be deemed to have sole power to vote these shares.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6
SHARED VOTING POWER
3,837,440 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 shares are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 205,652 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Harvey, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 130,614 shares, all of which are directly owned by a trust, and Harvey, as trustee of the trust, may be deemed to have sole power to dispose of these shares.
8
SHARED DISPOSITIVE POWER
3,837,440 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 shares are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 205,652 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Harvey, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974V107	13 G	Page 12 of 18

1	NAME OF REPORTING PERSON Robert C. Kagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
5
SOLE VOTING POWER
26,123 shares (including 30,330 options that are currently exercisable), all of which are directly owned by several trusts, and Kagle, as trustee of the trusts, may be deemed to have sole power to vote these shares.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6
SHARED VOTING POWER
3,837,440 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 shares are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 205,652 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Kagle, a member of BCMC IV, may be deemed to have shared power to vote these shares.

7
SOLE DISPOSITIVE POWER
26,123 shares (including 30,330 options that are currently exercisable), all of which are directly owned by several trusts, and Kagle, as trustee of the trusts, may be deemed to have sole power to dispose of  these shares.

8
SHARED DISPOSITIVE POWER
3,837,440 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 shares are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 205,652 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Kagle, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,896,893
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974V107	13 G	Page 13 of 18

1	NAME OF REPORTING PERSON Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
	5	SOLE VOTING POWER 5,225 shares, all of which are directly owned by a trust, and Spurlock, as trustee of the trust, may be deemed to have sole power to vote these shares.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6
SHARED VOTING POWER
3,837,440 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 shares are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 205,652 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Spurlock, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 5,225 shares, all of which are directly owned by a trust, and Spurlock, as trustee of the trust, may be deemed to have sole power to dispose of these shares.
8
SHARED DISPOSITIVE POWER
3,837,440 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 shares are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 205,652 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Spurlock, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,842,665
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.8%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 98974V107	13 G	Page 14 of 18

This Amendment No. 5 amends the Statement on Schedule 13G previously filed by Benchmark Capital Partners IV, L.P., a Delaware limited partnership, Benchmark Founders’ Fund IV, L.P., a Delaware limited partnership, Benchmark Founders’ Fund IV-A, L.P., a Delaware limited partnership, Benchmark Founders’ Fund IV-B, L.P., a Delaware limited partnership, Benchmark Founders’ Fund IV-X, L.P., a Delaware limited partnership, Benchmark Capital Management Co. IV, L.L.C., a Delaware limited liability company,  and Alexandre Balkanski, Bruce W. Dunlevie, J. William Gurley, Kevin R. Harvey, Robert C. Kagle, Andrew S. Rachleff and Steven M. Spurlock.  Only those items as to which there has been a change are included in this Amendment No. 5.

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Benchmark Capital Partners IV, L.P., a Delaware limited partnership (“BCP IV”), Benchmark Founders’ Fund IV, L.P., a Delaware limited partnership (“BFF IV”), Benchmark Founders’ Fund IV-A, L.P., a Delaware limited partnership (“BFF IV-A”), Benchmark Founders’ Fund IV-B, L.P., a Delaware limited partnership (“BFF IV-B”), Benchmark Founders’ Fund IV-X, L.P., a Delaware limited partnership (“BFF IV-X”), Benchmark Capital Management Co. IV, L.L.C., a Delaware limited liability company (“BCMC IV”),  and Alexandre Balkanski (“Balkanski”), Bruce W. Dunlevie (“Dunlevie”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”) and Steven M. Spurlock (“Spurlock”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X.  Balkanski, Dunlevie, Gurley, Harvey, Kagle and Spurlock are members of BCMC IV and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X.

CUSIP NO. 98974V107	13 G	Page 15 of 18

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

CUSIP NO. 98974V107	13 G	Page 16 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2011

BENCHMARK CAPITAL PARTNERS IV, L.P.,
a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV, L.P.,
a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-A, L.P.,
a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-B, L.P.,
a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-X, L.P.,
a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. IV, L.L.C.,
a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI
BRUCE W. DUNLEVIE
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
STEVEN M. SPURLOCK

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 98974V107	13 G	Page 17of 18

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	18

CUSIP NO. 98974V107	13 G	Page 18 of 18

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of ZipRealty, Inc. shall be filed on behalf of each of the Reporting Persons.  Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.